UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Other Events

On August 29, 2024, NuCana plc (the “Company”) issued a press release announcing that the NuTide:323 study is being discontinued following a pre-planned initial analysis and recommendation from the NuTide:323 Study Steering Committee (the “Steering Committee”). While there were prognostic imbalances favoring the control arm, the Steering Committee believed that the combination of NUC-3373 with leucovorin, irinotecan and bevacizumab (NUFIRI+bev) was unlikely to achieve the study’s primary objective of superior Progression Free Survival (PFS) compared to the control arm of 5-FU, leucovorin, irinotecan and bevacizumab (FOLFIRI+bev) in the final analysis. In all three arms, the treatment regimens were observed to have a favorable safety profile and to be generally well tolerated, with only 12 of the 175 patients (four patients in each arm) discontinuing treatment due to adverse events.

The information in this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Number 333-258941) and Form S-8 (File Number 333-223476 and File Number 333-248135), and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibits

Exhibit	Description

99.1	Press Release Dated August 29, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NuCana plc

By:	/s/ Donald Munoz
Name:	Donald Munoz
Title:	Chief Financial Officer

Date: August 29, 2024